

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2022

Jon Bourne
Executive Vice President and General Counsel
GTY Technology Holdings Inc.
800 Boylston Street, 16th Floor
Boston, MA 02199

> **Re: GTY Technology Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed January 21, 2022**
> **File No. 333-262289**

Dear Mr. Bourne:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian Boonstra